Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                      Public Storage Properties XVIII, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74462C109
                                 (CUSIP Number)

                                 Gideon J. King
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7023

 (Name, address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 17, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 74462C109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund - I.D. # 13-3269989

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

            (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOC IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF                  7  SOLE VOTING POWER
SHARES                130,108 Shares
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                       -----
EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                      130,108 Shares
PERSON WITH       10 SHARED DISPOSITIVE POWER
                                  -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         130,108 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.69%

14 TYPE OF REPORTING PERSON*
         PN, BD

                      SCHEDULE 13D

CUSIP NO. 74462C109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation - I.D. # 13-3114801

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

            (b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF                  7  SOLE VOTING POWER
SHARES                12,252 Shares
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                         5,340 Shares
EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                      12,252 Shares
PERSON WITH       10  SHARED DISPOSITIVE POWER
                                    5,340 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,592 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.63%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA

Item 1.  Security and Issuer.

This statement refers to the Common Stock ("Common Stock") of Public Storage Properties XVIII, Inc., 600 North Brand Boulevard, Glendale, California, 91203-5039. B. Wayne Hughes is Chairman.

Item 2.  Identity and Background.

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Henry A. Loeb is Vice Chairman and a director of LPC. Irwin D. Rowe is an Executive Vice President and also a director of LPC Henry A. Loeb is an uncle of Thomas L. Kempner. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of Loeb Arbitrage Management, Inc. and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Messrs. Henry A. Loeb and Irwin D. Rowe are also directors of LHC, as are Robert Krones, Edward E. Matthews. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other individuals is 61 Broadway, New York, New York, 10006. All of the individuals named are United States Citizens. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.

Shares of Common Stock were acquired by LAF and LPC in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of Transaction.

LAF and LPC have acquired shares of Common Stock for investment purposes. LAF and LPC reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

(a) The persons reporting hereby owned the following shares of Common Stock as of June 17, 1997.
                                             Shares of Common  Stock
                    Loeb  Arbitrage  Fund         130,108
                    Loeb Partners  Corporation*    17,592
                                                  _______
                                                  147,700

This  constitutes  5.32% of the 2,775,900 outstanding  shares  as  reported by the  issuer.
 _________________________
*Including 5,340 shares purchased for the accounts of two customer of Loeb Partners Corporation as to which it has investment discretion. (b) See paragraph (a) above. (c) The following purchase of Common Stock has been made in the last sixty (60) days by the following:

                               Purchases of Common Stock

Holder                   Date                  Shares            Average Price
Loeb Arbitrage Fund
                         04-22-97               594                $19.65
                         04-23-97               400                 19.65
                         04-29-97               300                 19.65
                         04-30-97               500                 19.65
                         05-05-97               858                 19.77
                         05-08-97               300                 19.65
                         05-09-97               350                 19.65
                         05-12-97               400                 19.65
                         05-14-97               1620                19.64
                         05-15-97               600                 19.65
                         05-19-97               600                 19.65
                         05-20-97               3713                19.74
                         05-21-97               825                 19.77
                         05-22-97               400                 19.77
                         05-23-97               350                 19.76
                         05-27-97               100                 19.77
                         05-28-97               858                 19.77
                         05-29-97               300                 19.77
                         06-05-97               300                 19.77
                         06-06-97               4400                19.90
                         06-09-97               600                 19.83
                         06-11-97               4450                20.02
                         06-12-97               5250                20.33
                         06-13-97               23407               21.06
                         06-16-97               23500               21.39
                         06-17-97               8650                21.04


                                   Purchases of Common Stock

Holder                   Date                   Shares            Average Price
Loeb Partners Corporation*

                         04-22-97               106                $19.65
                         04-23-97               100                 19.65
                         04-29-97               100                 19.65
                         04-30-97               100                 19.65
                         05-05-97               142                 19.78
                         05-09-97               50                  19.65
                         05-12-97               100                 19.65
                         05-14-97               180                 19.65
                         05-15-97               100                 19.65
                         05-19-97               100                 19.65
                         05-20-97               387                 19.74
                         05-21-97               75                  19.77
                         05-22-97               100                 19.77
                         05-23-97               50                  19.76
                         05-28-97               142                 19.77
                         06-06-97               600                 19.90
                         06-09-97               100                 19.83
                         06-11-97               550                 20.02
                         06-12-97               650                 20.33
                         06-13-97               3193                21.07
                         06-16-97               2700                21.39
                         06-17-97               1150                21.04

_________________
* Including 5,340 shares purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on the American Stock Exchange.

(d) and (e).      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 1997                                  Loeb Arbitrage Fund
                                           By: Loeb Arbitrage Management, Inc.


                                           By: /s/ Arthur E. Lee
                                                   Arthur E. Lee, President



June 26, 1997                                  Loeb Partners Corporation

                                           By: /s/ Arthur E. Lee
                                                   Arthur E. Lee
                                                   Executive Vice President